Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

November 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q3 2014, dated November 13, 2014, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: November 13, 2014	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

AEGON

Condensed Consolidated Interim Financial Statements

Q3 2014

AEGON
Transform Tomorrow

aegon.com

The Hague, November 13, 2014

Unaudited	1

Condensed consolidated income statement
EUR millions	Notes	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Premium income	4	5,076	4,333	14,701	15,547
Investment income	5	1,998	1,877	6,086	5,938
Fee and commission income		619	475	1,572	1,442
Other revenues		2	2	5	6
Total revenues		7,695	6,687	22,364	22,933
Income from reinsurance ceded		604	806	2,047	2,170
Results from financial transactions	6	1,038	4,408	7,710	9,679
Other income		16	203	28	399
Total income		9,353	12,104	32,149	35,181

Benefits and expenses	7	9,253	11,595	30,962	33,778
Impairment charges / (reversals)	8	(3)	208	13	282
Interest charges and related fees		85	81	267	267
Other charges		28	18	34	135
Total charges		9,363	11,902	31,275	34,462

Share in net result of joint ventures		23	(3)	42	(6)
Share in net result of associates		6	5	23	19
Income before tax		19	204	938	732
Income tax (expense) / benefit		33	32	(151)	(32)
Net income		52	236	787	700

Net income attributable to:
Equity holders of Aegon N.V.		52	236	787	699
Non-controlling interests		-	-	-	1

Earnings per share (EUR per share)	14
Basic earnings per common share		0.01	0.09	0.32	0.25
Basic earnings per common share B		-	-	0.01	0.01
Diluted earnings per common share		0.01	0.09	0.32	0.25
Diluted earnings per common share B		-	-	0.01	0.01

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

2	Unaudited

Condensed consolidated statement of comprehensive income
EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Net income	52	236	787	700

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	3	(6)	1	(5)
Remeasurements of defined benefit plans	(279)	67	(722)	356
Income tax relating to items that will not be reclassified	69	(31)	194	(140)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,154	(567)	4,466	(3,487)
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(104)	157	(423)	-
Changes in cash flow hedging reserve	249	(64)	629	(375)
Movement in foreign currency translation and net foreign investment hedging reserve	995	(483)	1,168	(464)
Equity movements of joint ventures	(8)	3	4	(3)
Equity movements of associates	-	42	7	49
Income tax relating to items that may be reclassified	(264)	164	(1,253)	1,156
Other	2	-	(3)	(3)
Other comprehensive income for the period	1,816	(718)	4,068	(2,916)
Total comprehensive income/(loss)	1,868	(482)	4,855	(2,216)

Total comprehensive income/(loss) attributable to:
Equity holders of Aegon N.V.	1,868	(479)	4,856	(2,211)
Non-controlling interests	-	(3)	(1)	(5)

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Unaudited	3

Condensed consolidated statement of financial position
		Sep. 30, 2014	Dec. 31, 2013
EUR millions	Notes

Assets
Intangible assets		2,264	2,272
Investments	9	151,469	135,409
Investments for account of policyholders	10	184,317	165,032
Derivatives	11	21,731	13,531
Investments in joint ventures		1,408	1,426
Investments in associates		507	470
Reinsurance assets		10,123	10,344
Deferred expenses	13	10,883	10,006
Other assets and receivables		7,597	7,586
Cash and cash equivalents		9,024	5,691
Total assets		399,321	351,767

Equity and liabilities
Shareholders’ equity		21,919	17,601
Other equity instruments	15	3,820	5,015
Issued capital and reserves attributable to equity holders of Aegon N.V.		25,739	22,616
Non-controlling interests		9	10
Group equity		25,748	22,626

Trust pass-through securities		135	135
Subordinated borrowings	16	744	44
Insurance contracts		112,095	101,769
Insurance contracts for account of policyholders		97,416	84,311
Investment contracts		14,717	14,545
Investment contracts for account of policyholders		89,103	82,608
Derivatives	11	18,328	11,838
Borrowings	17	14,059	12,020
Other liabilities		26,977	21,871
Total liabilities		373,574	329,141
Total equity and liabilities		399,321	351,767

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

4	Unaudited

Condensed consolidated statement of changes in equity

EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Nine months ended September 30, 2014

At beginning of year	8,701	8,361	3,023	(706)	(1,778)	5,015	22,616	10	22,626

Net income recognized in the income statement	-	787	-	-	-	-	787	-	787

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	(722)	-	-	(722)	-	(722)
Income tax relating to items that will not be reclassified	-	-	1	193	-	-	194	-	194

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	4,466	-	-	-	4,466	-	4,466
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(423)	-	-	-	(423)	-	(423)
Changes in cash flow hedging reserve	-	-	629	-	-	-	629	-	629
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(52)	1,220	-	1,168	-	1,168
Equity movements of joint ventures	-	-	-	-	4	-	4	-	4
Equity movements of associates	-	-	-	-	7	-	7	-	7
Disposal of group assets	-	-	-	-	-	-	-	-	-
Income tax relating to items that may be reclassified	-	-	(1,221)	-	(31)	-	(1,253)	-	(1,253)
Other	-	(2)	-	-	-	-	(2)	(1)	(3)
Total other comprehensive income	-	(2)	3,452	(581)	1,199	-	4,069	(1)	4,068
Total comprehensive income/ (loss) for 2014	-	785	3,452	(581)	1,199	-	4,856	(1)	4,855

Issuance and purchase of treasury shares	-	(67)	-	-	-	-	(67)	-	(67)
Other equity instruments redeemed	-	11	-	-	-	(1,184)	(1,173)	-	(1,173)
Dividends paid on common shares	(104)	(266)	-	-	-	-	(370)		(370)
Coupons on non-cumulative subordinated notes	-	(17)	-	-	-	-	(17)	-	(17)
Coupons on perpetual securities	-	(102)	-	-	-	-	(102)	-	(102)
Share options and incentive plans	-	7	-	-	-	(11)	(4)	-	(4)
At end of period	8,597	8,712	6,475	(1,287)	(579)	3,820	25,739	9	25,748

Nine months ended September 30, 2013

At beginning of year (as previously stated)	9,099	10,446	6,073	(1,085)	(1,045)	5,018	28,506	13	28,519

Changes in accounting policies relating to deferred policy acquisition costs	-	(1,472)	43	-	(58)	-	(1,487)	-	(1,487)
Changes in accounting policies relating to policy longevity methodology	-	(925)	-	-	-	-	(925)	-	(925)

At beginning of year, restated	9,099	8,049	6,116	(1,085)	(1,103)	5,018	26,094	13	26,107

Net income recognized in the income statement	-	699	-	-	-	-	699	1	700

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	(5)	-	-	-	(5)	-	(5)
Remeasurements of defined benefit plans	-	-	-	356	-	-	356	-	356
Income tax relating to items that will not be reclassified	-	-	1	(141)	-	-	(140)	-	(140)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	(3,487)	-	-	-	(3,487)	-	(3,487)
Changes in cash flow hedging reserve	-	-	(375)	-	-	-	(375)	-	(375)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	14	(478)	-	(464)	-	(464)
Equity movements of joint ventures	-	-	-	-	(3)	-	(3)	-	(3)
Equity movements of associates	-	-	-	-	49	-	49	-	49
Disposal of group assets	-	3	-	-	-	-	3	(3)	-
Income tax relating to items that may be reclassified	-	-	1,145	-	11	-	1,156	-	1,156
Transfer from / to other headings	-	(3)	3	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	(3)	(3)
Total other comprehensive income	-	-	(2,718)	229	(421)	-	(2,910)	(6)	(2,916)
Total comprehensive income / (loss) for 2013	-	699	(2,718)	229	(421)	-	(2,211)	(5)	(2,216)

Shares issued	2	-	-	-	-	-	2	-	2
Issuance and purchase of treasury shares	-	(78)	-	-	-	-	(78)	-	(78)
Dividends paid on common shares	-	(240)	-	-	-	-	(240)	-	(240)
Preferred dividend	-	(83)	-	-	-	-	(83)	-	(83)
Coupons on non-cumulative subordinated notes	-	(15)	-	-	-	-	(15)	-	(15)
Coupons on perpetual securities	-	(105)	-	-	-	-	(105)	-	(105)
Share options and incentive plans	-	30	-	-	-	(22)	8	-	8
Repurchased and sold own shares	(400)	(1)	-	-	-	-	(401)	-	(401)
At end of period	8,701	8,256	3,398	(856)	(1,524)	4,996	22,971	8	22,979

1 For a breakdown of share capital please refer to note 14.

2 Issued capital and reserves attributable to equity holders of Aegon N.V.

Amounts for 2013 have been restated for the voluntary changes in accounting policies for deferred policy acquisition costs and longevity reserving. Refer to note 2.1 for details about these changes.

Unaudited	5

Condensed consolidated cash flow statement
EUR millions	YTD 2014	YTD 2013

Cash flow from operating activities	2,477	(1,535)

Purchases and disposals of intangible assets	(20)	(18)
Purchases and disposals of equipment and other assets	(39)	(37)
Purchases, disposals and dividends of subsidiaries, associates and joint ventures	77	590
Cash flow from investing activities	18	535

Issuance and purchase of treasury shares	(147)	(25)
Dividends paid	(266)	(323)
Repurchased and sold own shares	-	(401)
Issuances, repurchases and coupons of perpetuals	(1,305)	(140)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(23)	(20)
Issuances and repayments of borrowings	2,354	(1,508)
Cash flow from financing activities	612	(2,417)

Net increase / (decrease) in cash and cash equivalents	3,108	(3,417)
Net cash and cash equivalents at January 1	5,652	9,497
Effects of changes in foreign exchange rates	177	(56)
Net cash and cash equivalents at end of period	8,937	6,024

Cash and cash equivalents	9,024	6,133
Bank overdrafts	(87)	(109)
Net cash and cash equivalents	8,937	6,024

6	Unaudited

Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its consolidated subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in over twenty-five countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Its headquarters are located in The Hague, the Netherlands. The Group employs over 28,000 people worldwide.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the nine months ended, September 30, 2014, have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union (hereafter ‘IFRS’). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2013 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report for 2013 and the disclosures provided in note 2.1 and 2.2 of this report which disclose the impact of voluntary changes in accounting policies that were made by Aegon effective January 1, 2014. Aegon’s Annual Report for 2013 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the nine months ended, September 30, 2014, were approved by the Executive Board on November 12, 2014.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2013 consolidated financial statements, except for the newly applied accounting policies as described in note 2.1 and 2.2.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2014:

t	IFRS 10 Consolidated Financial Statements – Amendment Investment Entities;
t	IAS 36 Impairment of Assets – Recoverable Amounts Disclosures for Non-Financial Assets; and
t	IAS 39 Financial instruments: Recognition and Measurement – Amendment Novation of Derivatives and Continuation of Hedge Accounting.

Unaudited	7

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended September 30, 2014.

For a complete overview of IFRS standards, published before January 1, 2014, that will be applied in future years, but were not early adopted by the Group, please refer to Aegon’s Annual Report for 2013.

Taxes

Taxes on income for the nine-month period, ended September 30, 2014, are accrued using the tax rate that would be applicable to expected total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

Exchange rates

Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

Closing exchange rates

			USD	GBP
September 30, 2014	1	EUR	1.2633	0.7792
December 31, 2013	1	EUR	1.3780	0.8320

Weighted average exchange rates

			USD	GBP
Nine months ended September 30, 2014	1	EUR	1.3554	0.8120
Nine months ended September 30, 2013	1	EUR	1.3161	0.8512

8	Unaudited

2.1 Voluntary changes in accounting policies

Aegon adopted voluntary changes in accounting policies, effective January 1, 2014, which are applied retrospectively for all periods presented in this document, both in the main schedules and the associated footnotes. Changes to these policies relate to deferred policy acquisition costs and how Aegon accounts for longevity trends in the Netherlands. In the paragraphs below, details are provided for these changes in accounting policies.

Deferred policy acquisition costs

Aegon adopted a single group-wide accounting policy for deferred policy acquisition costs as of January 1, 2014. Upon initial adoption of IFRS, entities were permitted to continue existing accounting policies for insurance contracts even though such policies were often non-uniform between countries. Through adoption of a uniform, group-wide accounting policy, Aegon eliminates this lack of uniformity for the deferral of policy acquisition costs thereby providing the users of the financial statements with more meaningful information.

IFRS 4 neither prohibits nor requires the deferral of policy acquisition costs, nor does it prescribe what acquisition costs are deferrable. Thus, in developing the new policy, Aegon considered and sought alignment with the proposed description of deferrable policy acquisition costs within the IFRS Insurance Contracts Phase II exposure draft (‘Exposure Draft’). In the absence of detailed guidance in the Exposure Draft, Aegon also considered the recently adopted guidance in US GAAP (ASU 2010-26 ‘Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts’), if not conflicting with IFRS 4 or the Exposure Draft. IFRS currently differs from US GAAP by not limiting the deferral to expenses from successful efforts only and in the detail of how that principle is applied. Under the new accounting policy, deferred policy acquisition costs include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred.

Details of the impact of applying this voluntary change to previous periods are provided in the tables presented in note 2.2.

Longevity reserving

As of January 1, 2014, Aegon amended its policy to determine the insurance contract liability of Aegon the Netherlands to account for longevity risk assumed by Aegon. This change will provide more current information about the financial effects of changes in life expectancy of the insured population. It will supply users of the financial statements with more relevant decision making information on the insurance contract liability and will improve transparency on the longevity risks assumed by Aegon.

Mortality tables will be reviewed annually based on the prospective tables taking into account longevity trends. The new methodology will take into account the contractual cash flows related to the longevity risk assumed. Previously the methodology applied by Aegon the Netherlands considered realized mortalities based on retrospective mortality tables.

Details of the impact of applying this voluntary change to previous periods are provided in the tables presented in note 2.2.

Unaudited	9

2.2 Impact of voluntary changes in accounting policies

Impact of voluntary changes in accounting policies on condensed consolidated income statement
	YTD 2013 (previously reported)	Change in accounting policy		YTD 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Benefits and expenses	33,849	32	(103)	33,778

Income tax (expense) / benefit	13	(24)	(21)	(32)

Net effect		(56)	82

Earnings per share (EUR per share)
Basic earnings per common share	0.23	-	0.02	0.25
Basic earnings per common share B	0.01	-	-	0.01
Diluted earnings per common share	0.23	-	0.02	0.25
Diluted earnings per common share B	0.01	-	-	0.01

Earnings per common share calculation
Net income attributable to equity holders of Aegon N.V.	673	(56)	82	699
Preferred dividend	(83)	-	-	(83)
Coupons on other equity instruments	(120)	-	-	(120)
Earnings attributable to common shareholders	470	(56)	82	496

Weighted average number of common shares outstanding (in millions)	2,017	-	-	2,017
Weighted average number of common shares B outstanding (in millions)	295	-	-	295

Impact of voluntary changes in accounting policies on condensed consolidated statement of comprehensive income
	YTD 2013 (previously reported)	Change in accounting policy		YTD 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Net income	674	(56)	82	700

Gains / (losses) on revaluation of available-for-sale investments	(3,461)	(26)	-	(3,487)
Movement in foreign currency translation and net foreign investment hedging reserves	(510)	46	-	(464)
Income tax relating to items that may be reclassified	1,147	9	-	1,156
Net effect other comprehensive income for the period		29	-
Net effect comprehensive income		(27)	82

Total comprehensive income attributable to:
Equity holders of Aegon N.V.	(2,266)	(27)	82	(2,211)
Non-controlling interests	(5)	-	-	(5)

10	Unaudited

Impact of changes in accounting policies on the consolidated statement of financial position
	December 31, 2013 1)	Change in accounting policy		Reclassification 2)	December 31, 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Assets
Intangible assets	2,246	26	-	-	2,272
Investments in joint ventures	1,427	(1)	-	-	1,426
Reinsurance assets	10,345	(2)	-	-	10,344
Other assets and receivables	7,429	2	-	156	7,586
Deferred expenses	12,040	(2,035)	-	-	10,006

Equity and liabilities
Shareholders’ equity	19,966	(1,533)	(832)	-	17,601

Insurance contracts	100,642	54	1,073	-	101,769
Other liabilities	22,487	(531)	(241)	156	21,871

1 As reported in Aegon’s Annual Report dated March 19, 2014.

2 As a result of the voluntary accounting changes the balance of the Dutch tax group as at December 31, 2013 changed from a deferred tax liability to a deferred tax asset.

Impact of voluntary changes in accounting policies on consolidated statement of changes in equity
	December 31, 2013 1)	Change in accounting policy		December 31, 2013 (restated)
		Deferred policy acquisition costs	Longevity reserving
EUR millions

Share capital	8,701	-	-	8,701
Retained earnings	10,750	(1,557)	(832)	8,361
Revaluation reserves	2,998	26	-	3,023
Remeasurement of defined benefit plans	(706)	-	-	(706)
Other reserves	(1,777)	(1)	-	(1,778)
Shareholders’ equity	19,966	(1,533)	(832)	17,601

1 As reported in Aegon’s Annual Report dated March 19, 2014.

Unaudited	11

3. Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended September 30, 2014

Underlying earnings before tax geographically	134	127	28	40	(37)	-	291	4	295
Fair value items	(159)	(101)	-	-	(36)	-	(296)	(7)	(304)
Realized gains / (losses) on investments	14	52	10	8	-	-	85	(1)	84
Impairment charges	(4)	(5)	-	(14)	-	-	(23)	-	(23)
Impairment reversals	25	3	-	-	-	-	28	-	28
Other income / (charges)	(27)	(6)	(10)	14	(1)	-	(29)	-	(29)
Run-off businesses	(31)	-	-	-	-	-	(31)	-	(31)
Income/ (loss) before tax	(48)	70	27	48	(74)	-	23	(4)	19
Income tax (expense) / benefit	52	(26)	(2)	(12)	17	-	29	4	33
Net income/ (loss)	4	44	25	35	(57)	-	52	-	52
Inter-segment underlying earnings	(44)	(14)	(15)	69	4

Revenues
Life insurance gross premiums	1,580	1,204	1,243	443	-	(18)	4,452	(89)	4,363
Accident and health insurance	485	34	14	37	1	(1)	570	(1)	569
General insurance	-	107	-	52	-	-	160	(16)	144
Total gross premiums	2,065	1,345	1,257	533	2	(19)	5,181	(105)	5,076
Investment income	823	637	487	61	79	(79)	2,009	(11)	1,998
Fee and commission income	454	81	11	159	-	(58)	647	(28)	619
Other revenues	1	-	-	-	2	-	3	-	2
Total revenues	3,343	2,062	1,755	753	83	(156)	7,840	(145)	7,695
Inter-segment revenues	3	-	-	73	80

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Three months ended September 30, 2013

Underlying earnings before tax geographically	367	114	22	72	(25)	-	550	(18)	532
Fair value items	(489)	37	(8)	(12)	15	-	(457)	4	(453)
Realized gains / (losses) on investments	7	190	9	(4)	-	-	202	2	204
Impairment charges	(44)	(13)	(12)	(4)	-	-	(73)	-	(73)
Impairment reversals	27	-	-	-	-	-	27	-	27
Other income / (charges)	90	(2)	(1)	(124)	(5)	-	(42)	7	(35)
Run-off businesses	2	-	-	-	-	-	2	-	2
Income/ (loss) before tax	(40)	326	10	(72)	(15)	-	209	(5)	204
Income tax (expense) / benefit	53	(94)	55	7	6	-	27	5	32
Net income/ (loss)	13	232	65	(65)	(9)	-	236	-	236
Inter-segment underlying earnings	(42)	(15)	(14)	65	6

Revenues
Life insurance gross premiums	1,550	431	1,487	304	-	(18)	3,754	(96)	3,658
Accident and health insurance	455	41	-	41	2	(2)	537	(2)	535
General insurance	-	104	-	55	-	-	159	(19)	140
Total gross premiums	2,005	576	1,487	400	2	(20)	4,450	(117)	4,333
Investment income	832	587	413	54	84	(83)	1,887	(10)	1,877
Fee and commission income	314	78	12	150	-	(59)	495	(20)	475
Other revenues	1	-	-	1	1	-	3	(1)	2
Total revenues	3,152	1,241	1,912	605	87	(162)	6,835	(148)	6,687
Inter-segment revenues	5	1	-	72	84

12	Unaudited

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Nine months ended September 30, 2014

Underlying earnings before tax geographically	767	386	86	163	(100)	-	1,303	(4)	1,299
Fair value items	(326)	(268)	(16)	8	(73)	-	(675)	(2)	(677)
Realized gains / (losses) on investments	74	183	123	12	-	-	392	(2)	390
Impairment charges	(17)	(14)	-	(38)	-	-	(69)	-	(69)
Impairment reversals	56	7	-	-	-	-	63	-	63
Other income / (charges)	(35)	(14)	(12)	13	(2)	-	(49)	(1)	(50)
Run-off businesses	(18)	-	-	-	-	-	(18)	-	(18)
Income/ (loss) before tax	502	281	181	157	(174)	-	947	(9)	938
Income tax (expense) / benefit	(62)	(62)	(38)	(44)	46	-	(160)	9	(151)
Net income/ (loss)	440	219	143	113	(128)	-	787	-	787
Inter-segment underlying earnings	(128)	(43)	(43)	199	15

Revenues
Life insurance gross premiums	4,606	3,243	3,634	1,302	1	(54)	12,732	(262)	12,470
Accident and health insurance	1,356	203	43	128	4	(4)	1,730	(10)	1,720
General insurance	-	397	-	167	-	-	564	(53)	511
Total gross premiums	5,962	3,843	3,677	1,596	5	(58)	15,026	(325)	14,701
Investment income	2,424	1,957	1,560	175	237	(235)	6,118	(32)	6,086
Fee and commission income	1,095	238	31	449	-	(171)	1,642	(70)	1,572
Other revenues	1	-	-	2	4	-	7	(1)	5
Total revenues	9,482	6,038	5,268	2,221	246	(463)	22,792	(428)	22,364
Inter-segment revenues	11	-	-	213	239

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Segment Total	Joint ventures and associates eliminations	Consolidated
Nine months ended September 30, 2013

Underlying earnings before tax geographically	1,015	330	67	181	(97)	(1)	1,495	(42)	1,453
Fair value items	(877)	(72)	(11)	(23)	(39)	-	(1,022)	32	(990)
Realized gains / (losses) on investments	82	276	38	(1)	-	-	395	1	396
Impairment charges	(100)	(35)	(28)	(10)	-	-	(173)	-	(173)
Impairment reversals	52	-	-	-	-	-	52	-	52
Other income / (charges)	84	(29)	(47)	(22)	(5)	-	(19)	6	(13)
Run-off businesses	7	-	-	-	-	-	7	-	7
Income/ (loss) before tax	263	470	19	125	(141)	(1)	735	(3)	732
Income tax (expense) / benefit	10	(115)	56	(21)	35	-	(35)	3	(32)
Net income/ (loss)	273	355	75	104	(106)	(1)	700	-	700
Inter-segment underlying earnings	(131)	(43)	(43)	196	21

Revenues
Life insurance gross premiums	4,641	3,062	5,033	1,023	1	(56)	13,704	(341)	13,363
Accident and health insurance	1,351	213	-	136	6	(6)	1,700	(10)	1,690
General insurance	-	382	-	137	-	-	519	(25)	494
Total gross premiums	5,992	3,657	5,033	1,296	7	(62)	15,923	(376)	15,547
Investment income	2,528	1,684	1,595	179	255	(255)	5,986	(48)	5,938
Fee and commission income	942	241	68	425	-	(180)	1,496	(54)	1,442
Other revenues	4	-	-	2	3	-	9	(3)	6
Total revenues	9,466	5,582	6,696	1,902	265	(497)	23,414	(481)	22,933
Inter-segment revenues	15	1	1	221	259

Non-IFRS measures

For segment reporting purposes the following non-IFRS financial measures are included: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. Aegon believes that its non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business.

Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While many other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Unaudited	13

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policies alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

Underlying earnings

Underlying earnings reflect our profit from underlying business operations and exclude components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Below we describe items that are excluded from underlying earnings.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon Americas, Aegon the Netherlands and Aegon UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings exclude any over- or underperformance compared to management’s long-term expected return on assets.

Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by Aegon Canada and the total return annuities and guarantees on variable annuities of Aegon USA. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, and the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Realized gains or losses on investments

This line item includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

14	Unaudited

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are reported under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated interim financial statements, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business, and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in Spain, China and Japan and Aegon’s associates in India, Brazil and Mexico are reported on an underlying earnings basis.

Actuarial assumption and model updates

Assumptions are reviewed and updated periodically, typically in the third quarter, based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

During the third quarter of 2014, Aegon implemented model and assumption updates resulting in a net EUR 299 million charge to income before tax.

Charges arising from assumption and model updates included in underlying earnings before tax amounted to EUR 221 million.

t

A charge for actuarial assumption updates in the Americas Life & Protection business amounted to EUR 265 million, and was primarily related to updated mortality assumptions for the older ages. Model updates, including changes to modeled premium persistency, had a negative impact of EUR 29 million.

t

Actuarial assumption changes and model updates in the Americas Individual Savings & Retirement business resulted in a gain of EUR 100 million. Updated assumptions in variable annuities related to policyholder behavior on partial withdrawals accounted for the majority of an aggregated EUR 129 million benefit. A EUR 29 million charge was mainly caused by updated assumption for the asset portfolio at fixed annuities.

Actuarial assumption changes and model updates not included in underlying earnings resulted in a charge of EUR 78 million to income before tax. This was mainly caused by adjusting the modeled hedging costs for the GMWB variable annuity book, improving the hedging models for indexed universal life products and updating the discount rate on reserves in the run-off life reinsurance book.

Unaudited	15

3.2 Investments geographically

Amounts included in the tables on investments geographically are presented on an IFRS basis.

							EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	September 30, 2014	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
2,062	147	Shares	1,632	259	189	26	75	(1)	2,180
80,282	9,377	Debt securities	63,550	22,289	12,034	3,791	-	-	101,664
10,991	-	Loans	8,700	26,516	-	498	11	-	35,726
11,923	348	Other financial assets	9,438	330	446	10	107	-	10,331
972	-	Investments in real estate	770	796	-	2	-	-	1,568
106,231	9,872	Investments general account	84,090	50,190	12,669	4,327	193	(1)	151,469
1,537	12,983	Shares	1,216	9,254	16,662	412	-	(10)	27,534
6,380	9,401	Debt securities	5,050	18,541	12,065	269	-	-	35,925
101,380	22,158	Unconsolidated investment funds	80,250	-	28,437	6,275	-	-	114,962
276	3,263	Other financial assets	219	393	4,187	12	-	-	4,811
-	845	Investments in real estate	-	-	1,085	-	-	-	1,085
109,572	48,650	Investments for account of policyholders	86,735	28,188	62,435	6,969	-	(10)	184,317

215,804	58,521	Investments on balance sheet	170,825	78,378	75,104	11,296	193	(11)	335,785
166,188	391	Off balance sheet investments third parties	131,550	927	501	69,453	-	-	202,432
381,991	58,912	Total revenue generating investments	302,376	79,305	75,606	80,749	193	(11)	538,217
		Investments
88,018	9,624	Available-for-sale	69,673	22,307	12,351	3,806	12	-	108,149
10,991	-	Loans	8,700	26,516	-	498	11	-	35,726
115,822	48,052	Financial assets at fair value through profit or loss	91,682	28,759	61,669	6,990	170	(11)	189,258
972	845	Investments in real estate	770	796	1,085	2	-	-	2,652
215,804	58,521	Total investments on balance sheet	170,825	78,378	75,104	11,296	193	(11)	335,785

12	-	Investments in joint ventures	10	789	-	609	1	-	1,408
112	18	Investments in associates	88	19	23	371	1	-	502
30,317	4,245	Other assets	23,999	28,236	5,448	3,288	36,262	(35,612)	61,621
246,245	62,784	Consolidated total assets	194,922	107,423	80,575	15,563	36,456	(35,623)	399,316

							EUR millions (unless otherwise stated)
Americas USD millions	United Kingdom GBP millions	December 31, 2013	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
2,007	46	Shares	1,456	447	55	45	36	(2)	2,036
78,719	8,719	Debt securities	57,125	19,095	10,479	2,812	-	-	89,511
11,289	1	Loans	8,192	24,708	1	508	-	-	33,409
11,418	173	Other financial assets	8,286	293	208	30	103	-	8,920
993	-	Investments in real estate	721	810	-	1	-	-	1,532
104,425	8,938	Investments general account	75,780	45,354	10,743	3,396	139	(2)	135,409
1,804	12,792	Shares	1,309	8,450	15,375	297	-	(8)	25,423
6,675	9,643	Debt securities	4,844	16,791	11,590	307	-	-	33,531
94,950	21,776	Unconsolidated investment funds	68,905	-	26,173	5,744	-	-	100,822
230	3,062	Other financial assets	167	405	3,680	9	-	-	4,261
-	828	Investments in real estate	-	-	996	-	-	-	996
103,659	48,101	Investments for account of policyholders	75,224	25,646	57,813	6,357	-	(8)	165,032

208,084	57,039	Investments on balance sheet	151,004	70,999	68,556	9,754	139	(10)	300,441
155,179	239	Off balance sheet investments third parties	112,611	994	287	60,951	-	-	174,843
363,262	57,277	Total revenue generating investments	263,616	71,993	68,843	70,705	139	(10)	475,285
		Investments
86,347	8,892	Available-for-sale	62,661	19,452	10,687	2,827	8	-	95,635
11,289	1	Loans	8,192	24,708	1	508	-	-	33,409
109,455	47,318	Financial assets at fair value through profit or loss	79,430	26,029	56,872	6,418	131	(10)	168,870
993	828	Investments in real estate	721	810	996	1	-	-	2,528
208,084	57,039	Total investments on balance sheet	151,004	70,999	68,556	9,754	139	(10)	300,441

-	-	Investments in joint ventures	-	819	-	607	-	-	1,426
112	16	Investments in associates	81	19	20	350	1	-	470
31,112	4,227	Other assets	22,577	17,067	5,080	2,936	29,869	(28,103)	49,430
239,307	61,282	Consolidated total assets	173,663	88,903	73,656	13,647	30,008	(28,113)	351,767

4. Premium income and premium to reinsurers

EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Gross
Life	4,363	3,658	12,470	13,363
Non-Life	713	675	2,231	2,184
Total	5,076	4,333	14,701	15,547

Reinsurance [1]
Life	571	694	1,890	2,059
Non-Life	75	85	227	267
Total	646	779	2,117	2,326

1 Premiums paid to reinsurers are included within Benefits and expenses in the condensed consolidated income statement.

16	Unaudited

5. Investment income

EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Interest income	1,673	1,712	5,052	5,108
Dividend income	298	138	939	744
Rental income	27	27	94	86
Total investment income	1,998	1,877	6,086	5,938

Investment income related to general account	1,426	1,398	4,226	4,195
Investment income for account of policyholders	572	479	1,859	1,743
Total	1,998	1,877	6,086	5,938

6. Results from financial transactions

EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Net fair value change of general account financial investments at FVTPL other than derivatives	35	98	196	221
Realized gains /(losses) on financial investments	86	207	394	395
Gains /(losses) on investments in real estate	(5)	(8)	(19)	(34)
Net fair value change of derivatives	342	(432)	678	(911)
Net fair value change on for account of policyholder financial assets at FVTPL	562	4,543	6,430	10,005
Net fair value change on investments in real estate for account of policyholders	14	(5)	42	(38)
Net foreign currency gains /(losses)	(6)	2	(18)	6
Net fair value change on borrowings and other financial liabilities	11	3	7	36
Realized gains /(losses) on repurchased debt	(1)	-	2	(1)
Total	1,038	4,408	7,710	9,679

Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 7 - Benefits and expenses.

7. Benefits and expenses

EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Claims and benefits	8,669	10,888	29,007	31,635
Employee expenses	508	502	1,490	1,542
Administration expenses	286	292	838	812
Deferred expenses	(392)	(319)	(1,048)	(977)
Amortization charges	181	232	674	766
Total	9,253	11,595	30,962	33,778

Claims and benefits includes claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. In addition, commissions and expenses and premium paid to reinsurers are included. Claims and benefits fluctuates mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in Results from financial transactions (note 6).

Unaudited	17

8. Impairment charges/(reversals)

EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	26	72	75	175
Impairment reversals on financial assets, excluding receivables [1]	(28)	(27)	(63)	(52)
Impairment charges / (reversals) on non-financial assets and receivables	(1)	163	1	159
Total	(3)	208	13	282

Impairment charges on financial assets, excluding receivables, from:
Shares	2	-	4	-
Debt securities and money market instruments	3	53	14	116
Loans	21	18	56	58
Investments in associates	-	1	-	1
Total	26	72	75	175

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(25)	(26)	(54)	(48)
Loans	(3)	(1)	(9)	(4)
Total	(28)	(27)	(63)	(52)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

9. Investments

EUR millions	Sep. 30, 2014	Dec. 31, 2013

Available-for-sale (AFS)	108,149	95,635
Loans	35,726	33,409
Financial assets at fair value through profit or loss (FVTPL)	6,026	4,833
Financial assets, excluding derivatives	149,901	133,877
Investments in real estate	1,568	1,532
Total investments for general account, excluding derivatives	151,469	135,409

Total financial assets, excluding derivatives
	AFS	FVTPL	Loans	Total

Shares	703	1,477	-	2,180
Debt securities	99,799	1,864	-	101,664
Money market and other short-term investments	6,410	764	-	7,173
Mortgages loans	-	-	31,540	31,540
Private loans	-	-	1,806	1,806
Deposits with financial institutions	-	-	180	180
Policy loans	-	-	2,058	2,058
Other	1,237	1,921	141	3,298
September 30, 2014	108,149	6,026	35,726	149,901

	AFS	FVTPL	Loans	Total

Shares	787	1,250	-	2,036
Debt securities	88,162	1,350	-	89,511
Money market and other short-term investments	5,524	449	-	5,974
Mortgages loans	-	-	29,245	29,245
Private loans	-	-	1,783	1,783
Deposits with financial institutions	-	-	292	292
Policy loans	-	-	1,955	1,955
Other	1,163	1,784	135	3,082
December 31, 2013	95,635	4,833	33,409	133,877

18	Unaudited

10. Investments for account of policyholders

EUR millions	Sep. 30, 2014	Dec. 31, 2013

Shares	27,534	25,423
Debt securities	35,925	33,531
Money market and short-term investments	1,058	850
Deposits with financial institutions	3,362	3,006
Unconsolidated investment funds	114,962	100,822
Other	391	404
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	183,232	164,037
Investment in real estate	1,085	996
Total investments for account of policyholders	184,317	165,032

11. Derivatives

The movements in derivative balances mainly result from changes in interest rates and other market movements during the period.

12. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at September 30, 2014

Financial assets carried at fair value
Available-for-sale investments
Shares	124	304	275	703
Debt securities	25,576	70,675	3,549	99,799
Money markets and other short-term instruments	-	6,410	-	6,410
Other investments at fair value	30	331	876	1,237
Total Available-for-sale investments	25,729	77,719	4,700	108,149

Fair value through profit or loss
Shares	1,204	273	-	1,477
Debt securities	34	1,820	10	1,864
Money markets and other short-term instruments	95	669	-	764
Other investments at fair value	1	708	1,212	1,921
Investments for account of policyholders [1]	109,730	71,468	2,035	183,232
Derivatives	26	21,427	278	21,731
Total Fair value through profit or loss	111,090	96,365	3,534	210,989
Total financial assets at fair value	136,820	174,084	8,234	319,138

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	14,103	22,457	128	36,688
Borrowings [3]	504	545	-	1,049
Derivatives	20	16,169	2,140	18,328
Total financial liabilities at fair value	14,627	39,171	2,267	56,065

Unaudited	19

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total
As at December 31, 2013

Financial assets carried at fair value Available-for-sale investments
Shares	202	262	322	787
Debt securities	20,815	64,184	3,162	88,162
Money markets and other short-term instruments	-	5,524	-	5,524
Other investments at fair value	25	312	826	1,163
Total Available-for-sale investments	21,043	70,282	4,310	95,635

Fair value through profit or loss
Shares	1,120	130	-	1,250
Debt securities	64	1,268	17	1,350
Money markets and other short-term instruments	95	354	-	449
Other investments at fair value	-	567	1,217	1,784
Investments for account of policyholders [1]	99,040	63,008	1,989	164,037
Derivatives	69	13,134	328	13,531
Total Fair value through profit or loss	100,388	78,461	3,552	182,401
Total financial assets at fair value	121,431	148,744	7,862	278,036

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	12,872	19,641	114	32,628
Borrowings [3]	517	500	-	1,017
Derivatives	24	10,383	1,431	11,838
Total financial liabilities at fair value	13,413	30,524	1,545	45,482

 1 The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.

 2 The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.

 3 Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the nine-month period ended September 30, 2014.

Fair value transfers
EUR millions	YTD 2014		Full Year 2013
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value Available-for-sale investments
Shares	-	-	-	1
Debt securities	-	44	1	209
Total	-	44	2	210

Fair value through profit or loss
Investments for account of policyholders	-	12	-	263
Total	-	12	-	263
Total financial assets at fair value	-	56	2	473

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

20	Unaudited

Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2014	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	September 30, 2014	Total unrealized gains and losses for the period recorded in the P&L for instruments held at September 30, 2014 ³
Financial assets carried at fair value available-for-sale investments
Shares	322	45	(16)	54	(141)	-	11	-	-	(1)	275	-
Debt securities	3,162	23	82	904	(290)	(158)	146	-	227	(548)	3,549	-
Other investments at fair value	826	(81)	(12)	100	(40)	(7)	73	-	17	-	876	-
	4,310	(13)	54	1,058	(470)	(165)	230	-	244	(549)	4,700	-

Fair value through profit or loss
Debt securities	17	(1)	-	-	-	(9)	1	-	1	-	10	-
Other investments at fair value	1,217	43	-	26	(201)	-	103	-	80	(55)	1,212	50
Investments for account of policyholders	1,989	119	-	460	(505)	-	29	-	116	(174)	2,035	109
Derivatives	328	(41)	-	-	(16)	-	10	(4)	-	-	278	(61)
	3,552	121	-	486	(722)	(9)	143	(4)	197	(230)	3,534	99

Financial liabilities carried at fair value
Investment contracts for account of policyholders	114	3	-	-	-	-	11	-	-	-	128	3
Derivatives	1,431	714	-	-	(41)	-	40	(4)	-	-	2,140	723
	1,545	717	-	-	(41)	-	51	(4)	-	-	2,267	726

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first nine months of 2014, Aegon transferred certain financial instruments from Level II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 441 million (full year 2013: EUR 785 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first nine months of 2014, Aegon transferred EUR 778 million (full year 2013: EUR 756 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

Unaudited	21

The table below presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

Overview of significant unobservable inputs
EUR millions	Carrying amount September 30, 2014	Valuation technique [1]	Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	134	Broker quote	n.a.	n.a.
	141	Other	n.a.	n.a.
	275

Debt securities
	2,953	Broker quote	n.a.	n.a.
	102	Discounted cash flow	Discount rate	3% - 8% (7.89%)
	254	Discounted cash flow	Credit spread	0.8% - 3.3% (2.64%)
	240	Other	n.a.	n.a.
	3,549

Other investments at fair value
Tax credit investments	722	Discounted cash flow	Discount rate	8.5%
Investment funds	102	Net asset value	n.a.	n.a.
Other	51	Other	n.a.	n.a.
	876
September 30, 2014

Fair value through profit or loss
Debt securities	10	Other	n.a.	n.a.
	10

Other investments at fair value
Investment funds	1,206	Net asset value	n.a.	n.a.
Other	6	Other	n.a.	n.a.
	1,212

Derivatives [3]

Longevity swap	91	Discounted cash flow	Mortality	n.a.
Other	96	Other	n.a.	n.a.
	187
September 30, 2014
Total financial assets at fair value [3]

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,077	Discounted cash flow	Credit spread	0.3%
Other	62	Other	n.a.	n.a.
Total financial liabilities at fair value	2,140

1 Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.

2 Not applicable (n.a.) has been included when no significant unobservable assumption has been identified and used.

3 Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 91 million.

The description of Aegon’s methods of determining fair value is included in the consolidated financial statements for 2013. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

22	Unaudited

Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 103 million (December 31, 2013: EUR 94 million) that are measured at par, which are reported as part of Other. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Debt securities are comprised of residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), asset-backed securities (ABS), corporate bonds and sovereign debt. Details on the fair value measurement for these specific types of debt securities are provided below.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction. The most significant unobservable input is liquidity premium which is embedded in the discount rate. The weighted average liquidity premium used in valuation of ABS has increased to 7.89% (December 31, 2013: 6.62%). Broker quoted debt securities include ABS for an amount of EUR 2,476 million (December 31, 2013: EUR 2,030 million).

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has increased to 2.64% (December 31, 2013: 2.33%).

When available, Aegon uses quoted market prices in active markets to determine the fair value of its sovereign debt investments. When Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has increased to 8.5% (December 31, 2013: 8.2%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

Unaudited	23

Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (OTC) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees at end dates that are offered on universal life products sold in the Netherlands; and guaranteed minimum accumulation benefits on segregated funds sold in Canada.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic techniques under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is credit spread. The credit spread used in the valuations of embedded derivatives in insurance contracts decreased to 0.3% (December 31, 2013: 0.5%).

The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

24	Unaudited

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement as reported in the 2013 consolidated financial statements of Aegon has not changed significantly as per September 30, 2014.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount September 30, 2014	Total estimated fair value September 30, 2014	Carrying amount December 31, 2013	Total estimated fair value December 31, 2013
Assets
Mortgage loans - held at amortized cost	31,540	36,550	29,245	32,869
Private loans - held at amortized cost	1,806	2,085	1,783	1,888
Other loans - held at amortized cost	2,379	2,379	2,381	2,381
Liabilities
Trust pass-through securities - held at amortized cost	135	131	135	122
Subordinated borrowings - held at amortized cost	744	828	44	73
Borrowings – held at amortized cost	13,010	13,304	11,003	11,291
Investment contracts - held at amortized cost	14,315	14,680	14,079	14,387

During the third quarter of 2014, Aegon updated its fair value calculation of its Dutch mortgage loans based on additional market observable data, including market transactions. As a result of this update the discount rate used to present value the future cash flows has increased by 48 bps as of September 30, 2014, mainly driven by an increase in the cost of funds. This refinement reduced the disclosed fair value of Dutch mortgage loans by EUR 0.7 billion compared to its previous valuation. The carrying value, at amortized cost, of Dutch mortgage loans on Aegon’s balance sheet has not been impacted.

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

13. Deferred expenses

EUR millions	Sep. 30, 2014	Dec. 31, 2013
DPAC for insurance contracts and investment contracts with discretionary participation features	10,064	9,229
Deferred cost of reinsurance	429	421
Deferred transaction costs for investment management services	390	356
Total deferred expenses	10,883	10,006

Unaudited	25

14. Share capital

EUR millions	Sep. 30, 2014	Dec. 31, 2013

Share capital - par value	327	325
Share premium	8,270	8,375
Total share capital	8,597	8,701

Share capital - par value
Balance at January 1	325	319
Issuance	-	84
Withdrawal	-	(82)
Share dividend	2	5
Balance	327	325

Share premium
Balance at January 1	8,375	8,780
Withdrawal	-	(400)
Share dividend	(106)	(5)
Balance	8,270	8,375

Basic and diluted earnings per share

EUR millions	Q3 2014	Q3 2013	YTD 2014	YTD 2013

Earnings per share (EUR per share)
Basic earnings per common share	0.01	0.09	0.32	0.25
Basic earnings per common share B	-	-	0.01	0.01
Diluted earnings per common share	0.01	0.09	0.32	0.25
Diluted earnings per common share B	-	-	0.01	0.01

Earnings per share calculation
Net income attributable to equity holders of Aegon N.V.	52	236	787	699
Preferred dividend	-	-	-	(83)
Coupons on other equity instruments	(36)	(51)	(119)	(120)
Earnings attributable to common shares and common shares B	16	185	668	496

Earnings attributable to common shareholders	16	184	663	494
Earnings attributable to common shareholders B	-	1	5	2

Weighted average number of common shares outstanding (in millions)	2,098	2,098	2,094	2,017
Weighted average number of common shares B outstanding (in millions)	581	579	580	295

Diluted earnings per share is calculated by adjusting the average number of shares outstanding for share options. During the nine months ended September 30, 2014, and during 2013, the average share price did not exceed the exercise price of these options. As a result, diluted earnings per share do not differ from basic earnings per share.

Interim dividend 2014

The interim dividend 2014 was paid in cash or stock at the election of the shareholder. The cash dividend amounted to EUR 0.11 per common share, the stock dividend amounted to one new Aegon common share for every 58 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. Approximately 45% of shareholders elected to receive the stock dividend. The remaining 55% opted for cash dividend. To neutralize the dilutive effect of the 2014 interim dividend paid in shares, Aegon executed a program to repurchase 16,319,939 common shares. Between September 17, 2014, and October 15, 2014, these common shares were repurchased at an average price of EUR 6.4900 per share. These shares will be held as treasury shares and will be used to cover future stock dividends.

26	Unaudited

At September 30, 2014, Aegon had repurchased 8,273,486 common shares at an average price of EUR 6.6060. The liability for the repurchase of the remaining 8,046,453 shares, valued at the closing share price of EUR 6.5320 at September 30, 2014, amounted to EUR 53 million.

Final dividend 2013

The Annual General Meeting of Shareholders on May 21, 2014, approved a final dividend over 2013 payable in either cash or stock, related to the second half of 2013, paid in the first half of 2014. The cash dividend amounted to EUR 0.11 per common share, the stock dividend amounted to one new Aegon common share for every 59 common shares held. The stock dividend and cash dividend are approximately equal in value. Dividend paid on common shares B amounted to 1/40th of the dividend paid on common shares. Approximately 40% of shareholders elected to receive the stock dividend. The remaining 60% opted for cash dividend. To neutralize the dilutive effect of the 2013 final dividend paid in shares, Aegon executed a program to repurchase 14,488,648 common shares. Between June 20, 2014, and July 17, 2014, these common shares were repurchased at an average price of EUR 6.4300 per share.

15. Other equity instruments

On June 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 7.25% issued in 2007. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 745 million. The principal amount of USD 1,050 million (EUR 774 million) was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

On March 15, 2014, Aegon redeemed junior perpetual capital securities with a coupon of 6.875% issued in 2006. The junior perpetual capital securities were originally issued at par with a carrying value of EUR 438 million. The principal amount of USD 550 million (EUR 396 million) was repaid with accrued interest. The cumulative foreign currency result at redemption was recorded directly in retained earnings.

16. Subordinated borrowings

On April 25, 2014, Aegon issued EUR 700 million of subordinated notes, first callable on April 25, 2024, and maturing on April 25, 2044. The coupon is fixed at 4% until the first call date and floating thereafter.

17. Borrowings

EUR millions	Sep. 30, 2014	Dec. 31, 2013

Debentures and other loans	13,822	11,830
Commercial paper	150	135
Short-term deposits	-	16
Bank overdrafts	87	39
Total borrowings	14,059	12,020

Debentures and other loans

Included in Debentures and other loans is EUR 1,049 million relating to borrowings measured at fair value (December 31, 2013: EUR 1,017 million).

On March 13, 2014, Aegon executed a transaction under the Dutch SAECURE program to sell Class A mortgage backed securities (RMBS) amounting to EUR 1.4 billion. ‘SAECURE 14 NHG’ consists of 2 tranches:

t	EUR 343 million of class A1 notes with an expected weighted average life of 2 years and priced with a coupon of three month Euribor plus 0.40%; and
t	EUR 1,024 million of class A2 notes with an expected weighted average life of 5 years and priced with a coupon of three month Euribor plus 0.72%.

Commercial paper, Short-term deposits and Bank overdrafts vary with the normal course of business.

Unaudited	27

18. Commitments and contingencies

In June, 2013, the Dutch Supreme Court denied Aegon’s appeal from a ruling of the Court of Appeal with respect to a specific Aegon unit-linked product, the ‘KoersPlan’ product. As a result of the Dutch Supreme Court’s denial of appeal, Aegon compensated the approximately 35,000 holders of KoersPlan products who were plaintiffs in the litigation. Aegon has issued, sold or advised on approximately 600,000 KoersPlan products. In June 2014, Aegon announced that it would also compensate holders of KoersPlan-products that were not plaintiffs in the litigation. The compensation equals the excess, if any, of the premium actually charged by Aegon over the amount of premium charged by Aegon for stand-alone death benefit coverage for a comparable risk over the same period. The costs of this product improvement will be covered by existing provisions.

In March 2014, consumer interest group Vereniging Woekerpolis.nl filed a claim against Aegon in court. This claim was resubmitted in September 2014. The claim relates to a range of unit-linked products of Aegon, challenging a variety of elements of these products on multiple legal grounds. At this time it is not practicable for Aegon to quantify a range or maximum liability, if any.

Optas

Aegon and BPVH – a foundation representing Dutch harbor workers and employers – have reached an agreement on removing restrictions on the capital of the harbor workers’ former pension fund Optas. This agreement, announced on April 14, 2014, ends a dispute that began when the Optas pension fund was transformed into an insurance company that was subsequently acquired by Aegon in 2007.

In September Aegon, jointly with BPVH, filed a request with the Dutch court to remove the restriction on the capital of Optas. Upon the court granting this request, Aegon will make a payment of EUR 80 million to BPVH, as well as offering harbor workers more favorable pension terms. In addition, over the coming years Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

No amounts in respect of this agreement have been recognized in these condensed consolidated interim financial statements because the outcome of the request to the court to remove the restriction is uncertain.

There have been no other material changes in contingent assets and liabilities as reported in the 2013 consolidated financial statements of Aegon.

28	Unaudited

19. Acquisitions / divestments

On September 3, 2014, Aegon reached an agreement with Ibercaja Banco S.A. to sell its 50% stake in its life insurance partnership originally established with Caja Badajoz Vida for a consideration of EUR 42 million. The transaction with Ibercaja Banco S.A. is expected to close in the fourth quarter of 2014, subject to regulatory approval. The sale is expected to result in a book gain of approximately EUR 7 million.

On July 30, 2014, Aegon signed a new 25-year agreement to distribute both protection and general insurance products through Banco Santander’s approximately 600 branches in Portugal. Under the terms of the agreement, Aegon will acquire a 51% stake in Banco Santander’s Portuguese insurance activities. The transaction is subject to regulatory approval and expected to close in the fourth quarter of 2014.

20. Events after the balance sheet date

On October 21, 2014, Aegon announced Tsinghua Tongfang will replace CNOOC as its joint venture partner in China.

On October 15, 2014, Aegon reached an agreement to sell its Canadian operations for a total consideration of CAD 0.6 billion (EUR 0.4 billion). The transaction is expected to close in the first quarter of 2015 after obtaining regulatory approval. The sale is expected to result in a book loss of approximately EUR 0.8 billion.

There were no other events after the balance sheet date with a significant impact on the financial position of the company per September 30, 2014.

Unaudited	29

This Page Intentionally Left Blank

30	Unaudited

Disclaimers

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

t	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
t	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;
t	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
t	Consequences of a potential (partial) break-up of the euro;
t	The frequency and severity of insured loss events;
t	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
t	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
t	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
t	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
t

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

t	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
t

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

t	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;
t

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

t	Acts of God, acts of terrorism, acts of war and pandemics;
t	Changes in the policies of central banks and/or governments;
t

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

t

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

t	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
t	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
t

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

t	Customer responsiveness to both new products and distribution channels;
t	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
t	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;
t

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

t	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and
t	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unaudited	31

Corporate and shareholder information

Headquarters
Aegon N.V.
P.O. Box 85
2501 CB The Hague
The Netherlands
Telephone	+ 31 (0) 70 344 32 10
E-mail	aegon.com

Group Corporate Communications & Investor Relations

Media relations
Telephone	+ 31 (0) 70 344 89 56
E-mail	gcc@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05
or 877 548 96 68 - toll free, USA only
E-mail	ir@aegon.com

Publication dates quarterly results 2014 and 2015

February 19, 2015	Results fourth quarter 2014
May 13, 2015	Results first quarter 2015
August 13, 2015	Results second quarter 2015
November 12, 2015	Results third quarter 2015

Aegon’s Q3 2014 press release and Financial Supplement are available on aegon.com.

About Aegon

Aegon’s roots go back170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.